Exhibit 99.1

FENNEC PHARMACEUTICALS ANNOUNCES SECOND QUARTER 2022

FINANCIAL RESULTS AND PROVIDES BUSINESS UPDATE

~ PEDMARK FDA Prescription Drug User Fee Act (PDUFA) Target Action Date Set for September 23, 2022 ~

~ Commercial Team Built Out In Anticipation of U.S. Launch of PEDMARKTM ~

~ Recently Announced Up to $45 Million in Funding from Petrichor to Support the Potential U.S. Commercialization of PEDMARK ~

Research Triangle Park, NC, August 12, 2022 – Fennec Pharmaceuticals Inc. (NASDAQ:FENC; TSX: FRX), a specialty pharmaceutical company focused on the development of PEDMARKTM (a unique formulation of sodium thiosulfate (STS)) for the prevention of platinum-induced ototoxicity in pediatric patients, today reported its financial results for the fiscal quarter ended June 30, 2022 and provided a business update.

“We have made significant progress toward launching PEDMARK in the U.S. for cisplatin induced ototoxicity for pediatric patients. We are focused on ensuring readiness for our PDUFA target action date of September 23, 2022, and we have built out our commercial organization with key hires, including sales, market access and field based medical teams,” said Rosty Raykov, chief executive officer of Fennec Pharmaceuticals. “Cisplatin-induced ototoxicity is an area of significant high unmet medical need, and our market and anecdotal research indicates that patients and physicians are awaiting for treatment options.”

As previously disclosed on August 1, 2022, Fennec announced up to a $45 million investment from Petrichor Healthcare Capital Management (“Petrichor”). Additional details surrounding this investment can be found within the investor section of Fennec’s website at www.fennecpharma.com.

Financial Results for the Second Quarter 2022

●	Cash Position – Cash and cash equivalents were $14.9 million at June 30, 2022.. The decrease in cash and cash equivalents between June 30, 2022 and December 31, 2021 is the result of expenses related to the pre-commercialization activities related for the NDA resubmission of PEDMARKTM and general and administrative expenses.
●	Research and Development (R&D) Expenses – R&D expenses increased by $0.3 million for the three months ended June 30, 2022, compared to the same period in 2021. The Company’s research and development activities during these three months increased as the Company’s efforts on a year over year basis were more focused on ongoing development and regulatory activities related to the NDA resubmission of PEDMARKTM.
●	General and Administrative (G&A) Expenses – General and administrative expenses increased by $0.8 million over same period in 2021. The increase in general and administrative expenses over the same period in 2021 reflects increased legal expenses and pre commercialization activities over the same period in the prior year.
●	Net Loss – Net loss for the three months ended June 30, 2022 was $5.1 million ($0.19 per share), compared to $4.0 million ($0.15 per share) for the same period in 2021.

Financial Update

The selected financial data presented below is derived from our unaudited condensed consolidated financial statements, which were prepared in accordance with U.S. generally accepted accounting principles. The complete unaudited condensed consolidated financial statements for the period ended June 30, 2022 and management's discussion and analysis of financial condition and results of operations will be available via www.sec.gov and www.sedar.com. All values are presented in thousands unless otherwise noted.

Unaudited Condensed Consolidated

Statements of Operations:

(U.S. Dollars in thousands except per share amounts)

	Three Months Ended
	June 30,	June 30,
	2022	2021

Revenue	$—	$—

Operating expenses:
Research and development	1,131	800
General and administrative	3,878	3,120

Loss from operations	(5,009)	(3,920)

Other (expense)/income
Unrealized loss on securities	(8)	(84)
Amortization expense	(8)	—
Other (loss)/gain	(56)	(9)
Net interest income	9	12
Total other income, net	(63)	(81)

Net (loss)	$(5,072)	$(4,001)

Basic net (loss) per common share	$(0.19)	$(0.15)

Diluted net (loss) per common share	$(0.19)	$(0.15)

Fennec Pharmaceuticals Inc.

Balance Sheets

(U.S. Dollars in thousands)

	June 30, 2022	December 31,
	(Unaudited)	2021

Assets
Current assets
Cash and cash equivalents	$14,915	$21,100
Prepaid expenses	490	1,034
Other current assets	149	253
Total current assets	15,554	22,387
Non-Current assets
Deferred issuance cost	507	507
Deferred issuance cost (amortization)	(493)	(480)
Total non-current assets	14	27
Total assets	$15,568	$22,414

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$1,743	$777
Accrued liabilities	294	877
Current portion of long-term debt	1,000	—
Total current liabilities	3,037	1,654
Long term liabilities
Term loan	4,000	5,000
Debt discount	(10)	(12)
Total long term liabilities	3,990	4,988
Total liabilities	7,027	6,642

Shareholders’ equity:
Common stock, no par value; unlimited shares authorized; 26,067 shares issued and outstanding (2021 -26,014)	149,922	140,801
Additional paid-in capital	54,630	53,214
Accumulated deficit	(188,254)	(179,486)
Accumulated other comprehensive income	1,243	1,243
Total shareholders’ equity	8,541	15,772
Total liabilities and shareholders’ equity	$15,568	$22,414

Working Capital

	Fiscal Year Ended
Selected Asset and Liability Data:	June 30, 2022	December 31, 2021
(U.S. Dollars in thousands)
Cash and cash equivalents	$14,915	$21,100
Other current assets	639	1,287
Current liabilities	(3,037)	(1,654)
Working capital	$12,517	$20,733

Selected Equity:
Common stock & APIC	$195,552	$194,015
Accumulated deficit	(188,254)	(179,486)
Stockholders’ equity	8,541	15,772

About PEDMARK™

Cisplatin and other platinum compounds are essential chemotherapeutic agents for many pediatric malignancies. Unfortunately, platinum-based therapies cause ototoxicity, or hearing loss, which is permanent, irreversible and particularly harmful to the survivors of pediatric cancer.

In the U.S. and Europe, it is estimated that, annually, over 10,000 children may receive platinum-based chemotherapy. The incidence of ototoxicity depends upon the dose and duration of chemotherapy, and many of these children require lifelong hearing aids. There is currently no established preventive agent for this hearing loss and only expensive, technically difficult and sub-optimal cochlear (inner ear) implants have been shown to provide some benefit. Infants and young children that suffer ototoxicity at critical stages of development lack speech language development and literacy, and older children and adolescents lack social-emotional development and educational achievement.

PEDMARK has been studied by cooperative groups in two Phase 3 clinical studies of survival and reduction of ototoxicity, The Clinical Oncology Group Protocol ACCL0431 and SIOPEL 6. Both studies have been completed. The COG ACCL0431 protocol enrolled childhood cancers typically treated with intensive cisplatin therapy for localized and disseminated disease, including newly diagnosed hepatoblastoma, germ cell tumor, osteosarcoma, neuroblastoma, and medulloblastoma. SIOPEL 6 enrolled only hepatoblastoma patients with localized tumors.

The U.S. Food and Drug Administration (FDA) has accepted for filing the Company’s resubmitted New Drug Application (NDA) for PEDMARKTM (a unique formulation of sodium thiosulfate (STS)) for the prevention of platinum-induced ototoxicity in pediatric patients with localized, non-metastatic, solid tumors.  The PDUFA target action date for the NDA is September 23, 2022. The Marketing Authorization Application (MAA) for sodium thiosulfate (tradename PEDMARQSI) is currently under evaluation by the European Medicines Agency (EMA).  PEDMARK has received Breakthrough Therapy and Fast Track Designation by the FDA in March 2018.

About Fennec Pharmaceuticals

Fennec Pharmaceuticals Inc. is a specialty pharmaceutical company focused on the development of PEDMARK™ for the prevention of platinum-induced ototoxicity in pediatric patients. Further, PEDMARK has received Orphan Drug Designation in the U.S. for this potential use. Fennec has a license agreement with Oregon Health and Science University (OHSU) for exclusive worldwide license rights to intellectual property directed to sodium thiosulfate and its use for chemoprotection, including the prevention of ototoxicity induced by platinum chemotherapy, in humans. For more information, please visit www.fennecpharma.com

Forward Looking Statements

Except for historical information described in this press release, all other statements are forward-looking. Words such as “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “may,” “will,” or the negative of those terms, and similar expressions, are intended to identify forward-looking statements. These forward-looking statements include the

Company’s expectations regarding its interactions and communications with the FDA, including the Company’s expectations and goals respecting the NDA resubmission for PEDMARK™ and the closing of any tranche of the financing with Petrichor after the date of this press release. Obtaining Fast Track Designation and Breakthrough Therapy Designation by the FDA is no guarantee that the FDA will approve the NDA resubmission of PEDMARK.  If the FDA does not approve the NDA resubmission of PEDMARK, we will not have access to the Petrichor financing.  Forward-looking statements are subject to certain risks and uncertainties inherent in the Company’s business that could cause actual results to vary, including the risk that unforeseen factors may result in delays in or failure to obtain FDA approval of PEDMARK, the risks and uncertainties relating to the Company’s reliance on third party manufacturing, the risks that the Company’s NDA resubmission does not adequately address the concerns identified in the CRL previously provided by the FDA, the risk that the NDA resubmission to the FDA will not be satisfactory, that regulatory and guideline developments may change, scientific data and/or manufacturing capabilities may not be sufficient to meet regulatory standards or receipt of required regulatory clearances or approvals, clinical results may not be replicated in actual patient settings, unforeseen global instability, including political instability, or instability from an outbreak of pandemic or contagious disease, such as the novel coronavirus (COVID-19), or surrounding the duration and severity of an outbreak, protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by its competitors, the available market for the Company’s products will not be as large as expected, the Company’s products will not be able to penetrate one or more targeted markets, revenues will not be sufficient to fund further development and clinical studies, the Company may not meet its future capital requirements in different countries and municipalities, and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission including its Annual Report on Form 10-K for the year ended December 31, 2021.  Fennec disclaims any obligation to update these forward-looking statements except as required by law. For a more detailed discussion of related risk factors, please refer to our public filings available at www.sec.gov and www.sedar.com.

For further information, please contact:

Investors:

Robert Andrade

Chief Financial Officer

Fennec Pharmaceuticals Inc.

(919) 246-5299

Media:

Elixir Health Public Relations

Lindsay Rocco

(862) 596-1304

lrocco@elixirhealthpr.com